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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-157688

NORTHSTAR REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 20 DATED FEBRUARY 25, 2013
TO THE PROSPECTUS DATED APRIL 16, 2012

        This document supplements, and should be read in conjunction with, our prospectus dated April 16, 2012, Supplement No. 18 dated February 11, 2013 and Supplement No. 19 dated February 19, 2013. The purpose of this Supplement No. 20 is to disclose:

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  the status of our initial public offering;

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  the origination of a first mortgage loan; and

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  the purchase of four commercial mortgage backed securities.

Status of Our Initial Public Offering

        We commenced our initial public offering of $1,100,000,000 in shares of common stock on July 19, 2010, of which $1,000,000,000 in shares can be issued pursuant to our primary offering and $100,000,000 in shares can be issued pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

        As of February 21, 2013, we raised total gross proceeds of $693.4 million, including capital raised in connection with our merger with NorthStar Income Opportunity REIT I, Inc.

        As of February 21, 2013, we received and accepted subscriptions in our offering for an aggregate of 66.8 million shares, or $665.3 million, including 0.5 million shares or $4.6 million sold to NorthStar Realty Finance Corp., or our sponsor, pursuant to our distribution support agreement. As of February 21, 2013, 43.7 million shares remained available for sale under our offering. Our primary offering will terminate on or before July 19, 2013.

Origination of a First Mortgage Loan

        On February 20, 2013, or the closing date, we, through a subsidiary, directly originated a $91.0 million senior loan, or the senior loan, secured by a 23-building industrial business park totaling 727,679 square feet located outside of Los Angeles in Santa Fe Springs, CA, or the corporate center and a two-building office complex totaling 123,675 square feet located near San Diego in Sorrento Mesa, CA, or the technology center and together with the corporate center, the property. The proceeds of the senior loan were used to partially refinance the property and to fund reserves for tenant improvements and leasing commissions.

        The corporate center is located in Santa Fe Springs, which is part of the Mid Counties Los Angeles submarket. The Santa Fe industrial market is 3.5% vacant and the Mid Counties area serves as the industrial hub of Southern California given its proximity to major airports (LAX, Long Beach and Burbank) and the U.S.'s largest container port. The corporate center is subject to a below-market ground lease with 55 years remaining on the lease. The technology center is located in the San Diego submarket Sorrento Mesa, which serves major hi-tech companies such as Qualcomm, Sony and Motorola. The property is currently 89% leased and occupied by 85 tenants, which includes Los Angeles County and Wells Fargo Bank.

        The borrower and its affiliates have more than 40 years of experience as a real estate investment manager, owner and operator of commercial residential properties especially in California. The borrower and its affiliates are repeat borrowers of companies affiliated with our sponsor and have a demonstrated track record of performance. Since inception, the borrower and its affiliates have acquired and developed 379 real estate assets at a cost of $8.7 billion and currently manages a 12.3 million square foot commercial real estate portfolio valued in excess of $2.7 billion.

        The borrower purchased the property in 2006 for $118 million and has invested over $10 million in capital improvements since acquisition. The borrower also invested an additional $2.7 million on the closing date and is required to maintain a minimum net worth of $25 million (excluding the property) and unrestricted liquidity of $3 million.

        The senior loan bears interest at a floating rate of 6.95% over the one-month London Interbank Offered Rate, or LIBOR rate, but at no point shall the LIBOR rate be less than 0.25%, resulting in a minimum interest rate of 7.2% per annum, or the minimum interest rate. The senior loan has a current leveraged return on equity of 11.5%, inclusive of fees, based upon the company's utilization of its credit facilities. The company earned an upfront fee equal to 0.50% of the senior loan and will earn a fee equal to 1.0% of the outstanding principal amount at the time of repayment.

        The initial term of the senior loan is 36 months, with two one-year extension options available to the borrower, subject to the satisfaction of certain performance tests and the borrower paying a fee equal to 0.25% of the amount being extended for each extension option. The senior loan may be prepaid during the first 24 months, provided the borrower pays the remaining interest due on the amount prepaid through the first 24 months at the minimum interest rate. Thereafter, the senior loan may be prepaid in whole or in part without penalty.

        The property's loan-to-value ratio, or the LTV ratio, is approximately 85%. The LTV ratio is the amount loaned by us to the borrower net of reserves funded and controlled by us over the current appraised value of the property as of December 2012.

CMBS Purchase

        On February 21, 2013 we, through a subsidiary, purchased four commercial mortgage backed securities, or CMBS, in a new $1.2 billion securitization with an aggregate principal amount of $74.0 million for $23.3 million. The CMBS has a current weighted average unleveraged return on equity of 13.3%. An affiliate of our sponsor was named special servicer for the securitization.

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  Filed Pursuant to Rule 424(b)(3) Registration No. 333-157688
NORTHSTAR REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 20 DATED FEBRUARY 25, 2013 TO THE PROSPECTUS DATED APRIL 16, 2012
Status of Our Initial Public Offering
Origination of a First Mortgage Loan
CMBS Purchase